SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 10, dated June 10, 2005, of notification of major interests in shares.

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES
Name of company

Scottish Power plc

2) Name of shareholder having a major interest

The Prudential Assurance Company Limited (a subsidiary of
Prudential plc)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Prudential Assurance Company Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Magim HSBC GIS Nom (UK) SALI                            149,697

Pruclt HSBC GIS Nom (UK) PAC AC                      54,398,189

Pruclt HSBC GIS Nom (UK)  PPL AC                      2,185,516

TOTAL                                                56,733,402

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

Not stated

11) Date company informed

10 June 2005

12) Total holding following this notification

56,733,402

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information

n/a

15) Name of contact and telephone number for queries

Donald McPherson
Assistant Secretary
01698 396413

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson
Assistant Secretary

Date of notification 10 June 2005

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 10, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary